Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of U.S. Bancorp for the registration of senior notes, subordinated notes, common stock, preferred stock, depository shares, debt warrants, equity warrants, units and purchase contracts and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements of U.S. Bancorp, and the effectiveness of internal control over financial reporting of U.S. Bancorp, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
April 19, 2011